SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐               Form 40-F ☒

This report on Form 6-K is being furnished for the sole purpose of providing copies of the Report of Voting filed on SEDAR and the press release announcing the voting results, in which Kinross Gold Corporation announced the results of voting on items of business moved at its Annual Meeting of Holders of Common Shares held on May 8, 2024.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	Report of Voting Results dated May 8, 2024 as filed on SEDAR
99.2	Press Release dated May 9, 2024

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Lucas R. Crosby//
Vice President, General Counsel, Corporate and Corporate Secretary

May 9, 2024